Exhibit 1.05

CDC Games Launches ‘Special Force’ Online Game in China

China’s First ‘Free-to-Play Pay-for-Merchandise’ First-Person-Shooter Game now Commercially
Available

Beijing, June 20, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that it has launched Special Force, the first free-to-play, pay for merchandise FPS (first person shooter) game in China for general commercial availability.

The launch follows a highly successful open beta in which 1.64 million users registered to play the game during this testing phase. The commercial launch includes significant marketing campaigns throughout China, including nearly 6,000 Internet Cafes and full nation-wide support from CDC Game’s established sales and distribution channels to meet gamers’ demand for prepaid cards and e-cards.

Special Force, which was developed by Dragonfly, was recently ranked as the top online game in Korean Internet cafes for more than 50 consecutive weeks and provides CDC Games with first-mover advantage in the FPS category of online gaming in China.

“We are very excited to announce our launch of the first FPS online game in China,” said Peter Yip, CEO of CDC Games. “Special Force has been one of the top games in Korea for nearly a year and is also the number one game in the Taiwan and Thailand markets. Similar to this success, we have also seen the immense popularity of this game during our Open Beta program throughout China.”

Added Yip, “In addition to Yulgang and Special Force, with the completion of our pending acquisition of OPTIC, the online games publishing division of CITIC Pacific, we will have a total of five games in our diversified games portfolio including MIR 3, Shaiya and EVE. We will also work aggressively to expand our commercial portfolio in 2007 and 2008 as we plan to launch additional games from our pipeline including The Lord of the Rings Online™: Shadows of Angmar™, Stoneage 2, Redblood, Fury, Chaosgem and others. This should result in one of the largest games portfolios in China.”

Special Force is a first person shooter online game that originated in Korea. The game allows players to create their own elite military units with customized weapons and equipment selected from those used by real special forces from around the world. With advanced 3D graphics and advanced special effects, the game allows users to play against each other and in teams to encourage competition as rankings are earned and posted across the entire Special Force game network.

During the Open Beta, Special Force was deployed into nine Internet Data Centers in China including Anhui, Dongguan, Xian, Qingdao, Zhengzhou, Shenyang, Shanghai, Tianjin and Chengdu on China Telecom and China Netcom. Users from around the country downloaded the client for free which is available via China content distribution networks. The open beta of Special force also was promoted in more than 1,200 Internet café events in more than 100 cities across China during May. Since the beginning of June, CDC Games has conducted major pre-launch programs such as online pop-up advertisements in seven of the major online game portals including 17173.com, and news releases through 20 of the major online game columns including sina.com, and qq.com. In addition, CDC Games has distributed over 40,000 posters, 50,000 direct mails, and completed more than 10,000 CD downloads at domestic Internet cafes. CDC Games also plans to organize up to 400 domestic competitions during the month following the commercial launch.

The commercial launch of Special Force is bolstered by CDC Games’ centralized online gaming platform that allows users to enjoy the company’s online game portfolio under a single login account, using a common virtual currency for all games. This platform will greatly enhance the flexibility for users to select online games according to their own preference and help build long-term brand loyalty with CDC Games. This strategy is particularly important as CDC Games seeks to leverage its growing base of registered users to bolster the launch of new games in 2007 and beyond. Following the pioneering footsteps of Yulgang, the first free-to-play, pay-for- merchandise massive multiplayer online role-playing game (MMORPG ) in China, Special Force is accessed via the centralized online gaming platform as a free-to-play game with players paying for virtual merchandise.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with 50 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to market Special Force, the success of Special Force in the market; the success of the development of a centralized gaming platform for CDC Games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com